Prospectus Supplement No. 4 to Prospectus dated September 28, 2005
Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-123866
Endocare, Inc.
Supplement No. 4
to
Prospectus Dated September 28, 2005

     This is a Supplement to Endocare, Inc.’s Prospectus, dated September 28, 2005, with respect to the offer and sale of up to 9,580,126 shares of our common stock by the selling stockholders listed in the Prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus. You should read this Supplement carefully.
     Endocare, Inc. is a specialty medical device company focused on improving patients’ lives through the development, manufacturing and distribution of health care products related to our core competencies in the areas of cryoablation and vacuum technology. Our strategy is to achieve a dominant position in the prostate and renal cancer markets, further developing and increasing the acceptance of our technology in the interventional radiology and oncology markets for treatment of liver and lung cancers and management of pain from bone metastases, while achieving penetration across additional markets with our proprietary cryosurgical technology and maintaining our leading position in vacuum technology for erectile dysfunction. The term “cryoablation procedures” refers to medical procedures in which ice is used to destroy tissue, such as tumors, for therapeutic purposes. The term “cryosurgical technologies” refers to technologies relating to the use of ice in surgical procedures, including cryoablation procedures.
     Our common stock is traded on the Over-the-Counter Bulletin Board, or OTCBB, under the symbol “ENDO.” On December 2, 2005, the last reported sale price of our common stock on the OTCBB was $2.85 per share.

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED IN THE PROSPECTUS.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 7, 2005

CURRENT REPORT ON FORM 8-K
     On December 7, 2005, we filed with the SEC a Current Report on Form 8-K disclosing that on December 1, 2005 we entered into a settlement agreement with our first excess directors’ and officers’ liability insurance carrier pursuant to which we agreed that we will pay to the carrier $1 million no later than December 11, 2005 in full settlement of any claims. We hereby incorporate by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed with the SEC on December 7, 2005.
     A copy of our Current Report on Form 8-K filed on December 7, 2005 is being provided to you along with this Supplement.
     Information about other documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information.”

Prospectus Supplement dated December 7, 2005